UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Forty Seven, Inc.

(Name of Subject Company)

Forty Seven, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

34983P 104

(CUSIP Number of Class of Securities)

Mark A. McCamish, M.D.

President and Chief Executive Officer

Forty Seven, Inc.

1490 O’Brien Drive, Suite A

Menlo Park, California 94025

(650) 352-4150

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jamie Leigh

Eric C. Jensen
John T. McKenna
Ben Beerle
Cooley LLP
101 California St, 5th Floor
San Francisco, CA 94111
(415) 693-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Forty Seven, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 10, 2020, relating to the tender offer by Toro Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”) at a price per Share of $95.50, net to the seller in cash, without interest and subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”).  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5.  This Amendment No. 5 is being filed to reflect certain updates as set forth below.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented by adding a new paragraph following the third paragraph under the section entitled “Executive Severance and Change in Control Plan” on page 9 as follows:

“Several employees of Forty Seven, Inc. have approached Gilead to request that Gilead “gross up” such employees for excise taxes incurred under Section 4999 of the Internal Revenue.Code  Gilead has told the individuals that it will consider the request, but it has made no decision on the matter at this time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTY SEVEN, INC.

Dated: April 2, 2020	By:	/s/ Ann D. Rhoads
		Name:	Ann D. Rhoads
		Title:	Chief Financial Officer